Capital Trust, Inc.

410 Park Avenue, 14th Floor

New York, New York 10022

October 29, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Trust, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 15, 2012

File No. 001-14788

Ladies and Gentlemen:

In connection with the above-referenced filing, Capital Trust, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Preliminary Proxy Statement on Schedule 14A (the “Filing”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Michael L. Zuppone of Paul Hastings LLP at (212) 318-6906.

Sincerely,

/s/ Geoffrey G. Jervis

Geoffrey G. Jervis

Chief Financial Officer

cc: Michael L. Zuppone, Esq.